Exhibit 99.6

STOCK PURCHASE PLAN

Edward S. Lampert and ESL Partners, L.P. (together, the “Purchasers”) have, as of the date set forth below, entered into this Stock Purchase Plan (this “Purchase Plan”) in order to purchase shares pursuant to the written instructions on Appendix A of the common stock, par value $0.01 per share (“Stock”), of Lands’ End, Inc. (the “Issuer”) pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Purchasers request that Watermill Institutional Trading LLC (“Watermill”) execute this Purchase Plan pursuant to the following:

1.	Starting on December 14, 2015, purchase shares of Stock pursuant to the written instructions on Appendix A on a “not held” basis. The Purchasers have filed for clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and have or will request early termination of the waiting period required by HSR, to acquire additional shares of Stock of the Issuer, and will give notice as soon as possible to Watermill upon receipt of such HSR clearance authorizing the acquisition of additional shares of Stock pursuant to this Purchase Plan (“HSR Clearance”).

2.	To the extent purchases had ceased due to certain volume restrictions contained in Appendix A, starting on the opening of the trading day immediately following Watermill’s receipt from Purchasers of notice of such HSR Clearance to acquire additional shares of Stock of the Issuer, Watermill will resume purchasing shares of Stock pursuant to the written instructions on Appendix A on a “not held” basis.

3.	Watermill will use its reasonable efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b5-1.

4.	This Purchase Plan will terminate upon the earliest of:

a.	the opening of the trading window following the blackout period implemented at the close of trading on December 11, 2015 pursuant to the Insider Trading Policy of the Issuer, as may be extended pursuant to such policy (it being understood that Purchasers will provide Watermill with notice of such event as soon as possible);

b.	the completion of the purchases contemplated by this Purchase Plan;

c.	the date Watermill becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing;

d.	the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property; or

e.	the Purchasers’ or Watermill’s reasonable determination that: (i) this Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (ii) the Purchasers have not, or Watermill has not, complied with this Purchase Plan, Rule 10b5-1 or other applicable securities laws.

5.	Any transaction pending at the time that this Purchase Plan is terminated will be completed and Watermill will receive the commission set forth in paragraph 6 below.

6.	The Purchasers, as applicable, will pay Watermill customary per share commissions.

7.	Watermill will provide the Purchasers with customary and written trade confirmations of the purchases made pursuant to this Purchase Plan promptly after the execution of such transactions and in any event no later than the close of business on the day of such purchases, including sufficient information to permit the client to timely prepare and make all filings required under Sections 13(d) and 16 of the Exchange Act.

8.	Watermill must suspend purchase of shares of Stock under this Purchase Plan on a particular day for any of the following reasons:

a.	A day specified by this Purchase Plan is not a day on which the shares of Stock trade regular way on the listing exchange or primary market center;

b.	Trading of the shares of Stock on the listing exchange or the primary market center is suspended for any reason; or

c.	Watermill cannot effect a purchase of shares of Stock due to legal, regulatory or contractual restrictions applicable to it, the Issuer or the Purchasers (including without limitation, Regulation M or Rule 10b-5).

Watermill will resume purchases in accordance with Paragraph 1 and 2 and this Purchase Plan on the next day specified in this Purchase Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of Watermill.

9.	Watermill will purchase shares of Stock under ordinary principals of best execution at the then-prevailing market price.

10.	Watermill hereby represents and warrants that Watermill has implemented reasonable policies and procedures to ensure that any person who has influence over investment decisions under the Purchase Plan, including, but not limited to, how, when or whether to effect a purchase, will not be exposed to material nonpublic information with respect to the Issuer or the Stock at the time of such investment decision.

11.	No purchases will be made under this Purchase Plan by any person at Watermill who is, at that time, aware of material nonpublic information with respect to the Issuer or the Stock.

A.	The Purchasers’ Representations and Warranties

The Purchasers make the following representations and warranties:

1.	At the time of the Purchasers’ execution of this Purchase Plan, the Purchasers are not aware of any material, non-public information with respect to the Issuer or the Stock. The Purchasers are entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

2.	The Issuer has approved this Purchase Plan, and agreed that the purchases to be made by Watermill pursuant to this Plan will not violate the Issuer’s insider trading policies.

3.	The Purchasers agree not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

4.	The Purchasers agree that they will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b5-1 or any other applicable law.

5.	The Purchasers agree that they do not have any authority, influence or control over any purchase of Stock effected by Watermill pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control. The Purchasers agree that they will not communicate any information relating to the Stock, the Issuer or the Purchasers (except as expressly provided herein) to any employee of Watermill or its affiliates who are responsible for purchasing Stock in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

6.	That Watermill will be the Purchasers’ exclusive agent for the purchase of shares of Stock pursuant to this Purchase Plan.

B.	Indemnification and Limitation on Liability

1.	The Purchasers agree to indemnify and hold harmless Watermill (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) incurred by such persons arising out of: (a) any material breach by the Purchasers of this Purchase Plan (including the Purchaser’s representations and warranties), or (b) any violation by the Purchasers of applicable laws or regulations. The Purchasers will have no indemnification obligations in the case of gross negligence, willful misconduct or bad faith of Watermill or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither Watermill nor the Purchasers will be liable for:

a.	Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

b.	Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

C.	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

D.	Entire Agreement

This Purchase Plan (including Appendix A) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

E.	Severability

If any provision of this Purchase Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Purchase Plan will continue and remain in full force and effect.

F.	Notices

All required notifications to Watermill under this Purchase Plan will be made in writing, sent via email to:

Elizabeth Bram

Watermill Institutional Trading LLC

1111 Kane Concourse, Suite 605

Bay Harbor Islands, Fl 33154

eb@watermilltrading.com

(w) 917 621 3844

(m) 917 622 2507

(f) 201-354-1641

All required notifications to Purchasers under this Purchase Plan will be made in writing, sent via email to:

ESL Partners, L.P.

Attn: Harold Talisman

1170 Kane Concourse, Suite 200

Bay Harbor Islands, FL 33154

Email: Harold@eslinvest.com

AND

Edward S. Lampert

c/o: Harold Talisman

1170 Kane Concourse, Suite 200

Bay Harbor Islands, FL 33154

Email: Harold@eslinvest.com

G.	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

IN WITNESS WHEREOF, the undersigned have executed this Purchase Plan as of the date set forth below.

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Date: December 11, 2015

ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

Date:	December 11, 2015

Acknowledged and Agreed this 11 day of

December, 2015

WATERMILL INSTITUTIONAL TRADING LLC

By:	/s/ Benjamin S. Bram
Name:	Benjamin S Bram
Title:	Managing Member

Lands’ End, Inc. (the Issuer) has reviewed this Plan and confirms that it is consistent in form with the Issuer’s Insider Trading policy.

By:	/s/ Dorian Williams
Name:	Dorian Williams
Title:	SVP, General Counsel and Corporate Secretary